NATIONAL AUTOMATION SERVICES, INC.
ACQUISITION COMMITTEE CHARTER

PURPOSE AND PRINCIPAL THREE TASKS OF THE COMMITTEE

          The Acquisition Committee fulfills a fiduciary role for the Board of Directors, as they represent the shareholders.

          The Board of Directors acts upon the recommendations or advice of the Acquisition Committee. The Board can adopt and implement these recommendations in whole or in part, or take any other action it deems appropriate on the matter.

In its role, the Acquisition Committee undertakes the following advisory and consultative tasks:

1.	Reviewing the due diligence documents which management has collected with respect to any proposed acquisition to be presented to the Board for approval.

2.	Vetting acquisition candidates.

3.	Making recommendations to the Board as to how the Board should proceed with respect to severing or concluding negotiations with a potential acquisition candidate.

          The Acquisition Committee is staffed with and appointed by NAS Directors. Committee members’ tenure is at the Board’s discretion, and they may choose to resign at any time. The Acquisition Committee does not adopt and implement decisions, but rather provides advisory services to the Board of Directors.

POSSBIBLE SECONDAY TASKS OF THE COMMITTEE

          Should Management desire the Acquisition Committee to assist in the following tasks, it may request such assistance from the Committee.

          Depending on time available and other resources, the Acquisition Committee may either accept or decline this request. The areas in which Management may request such assistance are:

1.	Identification of potential acquisition candidates

2.	Assisting in preliminary negotiations with such a candidate

3.	Assisting in the due diligence process

Management and the Acquisition Committee have their own discretion in engaging in any further service of the Acquisition Committee beyond its three principal tasks described above.

ACQUISITION COMMITTEE MANDATE, TASKS, POLICIES & PROCEDURES

Membership

          The Acquisition Committee is composed of not less than two members of the Company’s Board of Directors. Members may be selected by the Board, based upon their prior experience in acquisition matters, their availability as required for review of these matters, and their objectivity.

          Each member will be a Director who the Board determines are able to exercise objective judgment as a Committee member.

          An officer of the Company of a member of the Advisory Board may serve on the Committee or if, in the opinion of the Board of Directors, such person is able to exercise objective judgment and materially assist the Committee’s function.

Acquisition Committee Mandate

          The Acquisition Committee works with Management and members of the Board to vet potential acquisition candidates. Once such a candidate is identified, a Committee member, appointed by the Board, observes the due diligence process after negotiations are initiated through periodic updates by Management, or at the conclusion of the due diligence process, whichever comes first and thereafter.

          The Committee reports to the Board on its analysis of any acquisition candidate during due diligence process, if such information has been received or, in any event, at the conclusion of that process.

Acquisition Committee Tasks

          The following list outlines the critical recurring activities of the Acquisition Committee, which may be changed as determined by the Board and the Committee.

•	The Committee will develop a due diligence outline and obtain the Board’s approval as to all necessary steps to be followed in the due diligence process.

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The Committee will keep the Board informed of its findings during the due diligence process, should such information be provided to the Committee and, when the due diligence process is complete, will recommend action to the Board.

Acquisition Committee Statement of Policy

          The Acquisition Committee will assist the Company’s Board of Directors to fulfill its oversight responsibility to the stockholders, potential stockholders, and the investment community on matters relating to the Company’s acquisition policies and procedures these will include the vetting of final reports from Management on the results of the diligence process and making recommendations to the Board.

          The Committee will maintain free and open communication between Committee members, Company Management, and the Board.